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                                    FILED BY SUIZA FOODS CORPORATION PURSUANT TO
                                    RULE 425 OF THE SECURITIES ACT OF 1933 AND
                                    DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                    SECURITIES EXCHANGE ACT OF 1934

                                    SUBJECT COMPANY:  DEAN FOODS COMPANY
                                    COMMISSION FILE NO. 333-64936




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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. In addition, Suiza and Dean Foods will prepare and file a definitive joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE



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JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED
WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, definitive the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn:
Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.



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               The communication filed herewith is a news release
              issued by Suiza Foods Corporation on August 7, 2001.

                                    * * * * *


Suiza Foods Corporation (ticker: SZA, exchange: New York Stock Exchange) News Release - 8/7/01


--------------------------------------------------------------------------------
SUIZA FOODS SETS DATE FOR SPECIAL SHAREHOLDER MEETING TO VOTE ON DEAN FOODS TRANSACTION


DALLAS, Aug. 7 /PRNewswire/ -- Suiza Foods Corporation (NYSE: SZA), the nation's leading dairy processor and distributor, today announced that it will hold a special shareholder meeting on September 21, 2001 in Dallas to vote on the proposals related to the company's pending merger with Dean Foods (NYSE: DF).


"We have made substantial progress toward completion of the transaction, and we are on track to finalize the merger by the end of the year," said Gregg Engles, Chairman of the Board and Chief Executive Officer of Suiza Foods. "We believe the merger will be a tremendous strategic benefit for the dairy industry, our customers, our employees and our shareholders, and we look forward to closing the transaction in a timely manner."


In July, Suiza:

         o Filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission in connection with its proposed merger with Dean Foods Company. The company intends to finalize and mail the proxy statement/prospectus to its shareholders in mid August.

         o Completed the syndication of its $2.7 billion bank financing, ensuring adequate funding for closing the Dean Foods transaction.

         o Substantially complied with two of the three information requests issued by the Department of Justice (DOJ) in connection with the merger. The company expects to substantially comply with the DOJ's final information request regarding the divestiture of six plants to National Dairy Holdings by the end of August.

Suiza Foods Corporation, based in Dallas, is the nation's leading dairy processor and distributor, producing a full line of company-branded and customer-branded products. National brands include International Delight(R), Second Nature(R), Naturally Yours(R), Mocha Mix(R), Sun Soy(TM), kidsmilk(TM) and fitmilk(R). Regional brands include Adohr Farms(R), Barbe's(R), Broughton(R), Brown's Dairy(TM), Country Delite(R), Country Fresh(R), Dairy Gold(R), Dairymen's(R), Flav-O-Rich(R), Garelick Farms(R), Hygeia(R), Lehigh Valley Farms(R), London's(R), Meadow Gold(R), Model Dairy(R), Oak Farms(R), Poudre Valley(R), Robinson(R), Schenkel's All Star Dairy, Schepps(R), Shenandoah's Pride(R), Suiza Dairy(R), Swiss Dairy(TM), Louis Trauth Dairy(R), Tuscan(R) and Velda Farms(R), as well as Celta(R) in Spain. Suiza also sells products under partner or licensed brands in certain regions, including Borden(R), Foremost(R) and Pet(R). Additionally, the company owns approximately 43% of Consolidated Container Company, one of the nation's largest manufacturers of rigid plastic containers.




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Forward Looking Statement

Some of the statements in this press release are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to the company's expectations regarding its proposed merger with Dean Foods, including the company's expectation that the merger will be a tremendous strategic benefit to the company, its customers, employees and shareholders. These statements involve risks and uncertainties, which may cause results to differ materially from the statements set forth in this press release. The company's ability to generate increased sales and earnings as a result of the proposed merger with Dean Foods is dependent upon economic, governmental and competitive conditions generally, and on the company's ability in the time period projected, to (i) maintain existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships, (ii) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in operations or in customer relations, and (iv) close the proposed transaction on the terms and within the timeframe contemplated. The company's ability to complete the merger on the terms and within the timeframe contemplated depends primarily on the company's ability to obtain regulatory approval for the transaction on the terms and within the timeframe contemplated. Other risks relating to the proposed merger with Dean Foods are identified in the joint press release of the company and Dean Foods filed by the company with the Securities and Exchange Commission with its Form 8-K dated April 5, 2001, as amended on April 10, 2001. The forward-looking statements in this press release speak only as of the date of this release. Suiza expressly disclaims any obligation or undertaking to release publicly any updates or revisions to such statements to reflect any change in its expectations with regard thereto or any changes in the events, conditions or circumstances on which any such statement is based.

Other Legal Information

Suiza Foods and Dean Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed merger. In addition, Suiza Foods and Dean Foods will prepare and file a definitive joint proxy statement/prospectus and other relevant documents concerning the proposed merger. Investors are urged to read the definitive joint proxy statement/prospectus, when it becomes available, and any amendments or supplements to the definitive joint proxy statement/prospectus as well as any other documents filed with the SEC, because they will contain important information concerning the proposed merger. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov ). In addition, the definitive joint proxy statement/prospectus and other documents filed by Dean Foods and Suiza Foods with the SEC may be obtained free of charge by contacting Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attention:
Investor Relations (Tel: 847-678-1680) or Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations (Tel:
800-431-9214).

Suiza Foods, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza Foods and Dean Foods in favor of the transaction. The directors and executive officers of Suiza Foods and their beneficial ownership of Suiza Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza Foods. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza Foods and Dean Foods free of charge at the SEC's website (http://www.sec.gov ). Stockholders of Suiza Foods and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus.



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                      MAKE YOUR OPINION COUNT - Click Here

                http://tbutton.prnewswire.com/prn/11690X04818132

SOURCE Suiza Foods Corporation
CONTACT: Cory M. Olson, Vice President and Treasurer, +1-214-303-3645, or P.I. Aquino, Assistant Treasurer, +1-214-303-3437, both of Suiza Foods Corporation/